                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                         Gaylord Entertainment Company.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    367905106
                                    ---------
                                 (CUSIP Number)


                                 E.K. Gaylord II
                         The Oklahoma Publishing Company
                               9000 North Broadway
                          Oklahoma City, Oklahoma 73114
                            Telephone (405) 475-3311

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                               Frederic T. Spindel
                             Pillsbury Winthrop LLP
                          1133 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                            Telephone (202) 775-9803

                                January 28, 2001
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

------------------------------------------------------------------------------------------------------------------
CUSIP No. 367905106

------------------------------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS:
            THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                              (a) [__]

                              (b) [X]
                                   -
------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)  OO

------------------------------------------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION                                  Delaware

------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES           7         SOLE VOTING POWER                         None
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ---------------------------------------------------------------------------------------
                           8         SHARED VOTING POWER                       2,103,766


                           ---------------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER                    None


                           ---------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER                  2,103,766


------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY

            EACH REPORTING PERSON                                                                      2,103,766

------------------------------------------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                  [__]

------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED

            BY AMOUNT IN ROW (11)                                                                          6.27%

------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       OO

----------- ------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
CUSIP No. 367905106

------------------------------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS:         EDWARD L. GAYLORD

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                              (a) [__]

                              (b) [X]
                                   -
------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)  OO

------------------------------------------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [__]

------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION        United States

------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES           7         SOLE VOTING POWER                         6,445,705
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ---------------------------------------------------------------------------------------
                           8         SHARED VOTING POWER                       2,265,724


                           ---------------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER                    6,445,705


                           ---------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER                  2,265,724


------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY

            EACH REPORTING PERSON                                                                      8,711,429

------------------------------------------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                  [X]
                                                                                         -
------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED

            BY AMOUNT IN ROW (11)                                                                        25.98%
------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       IN

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
CUSIP No. 367905106

------------------------------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS:                                   EDWARD K. GAYLORD II

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                              (a) [__]

                              (b) [X]
                                   -
------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)  OO

------------------------------------------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [__]

------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION                                  United States

------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES           7         SOLE VOTING POWER                         586,710
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ---------------------------------------------------------------------------------------
                           8         SHARED VOTING POWER                       2,232,391


                           ---------------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER                    586,710


                           ---------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER                  2,232,391


------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY

            EACH REPORTING PERSON                                                                      2,819,101

------------------------------------------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                  [X]
                                                                                         -
------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED

            BY AMOUNT IN ROW (11)                                                                          8.41%

------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       IN

----------- ------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
CUSIP No. 367905106

------------------------------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS:
            THE OKLAHOMA PUBLISHING COMPANY

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                              (a) [__]

                              (b) [X]
                                   -
------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)  WC

------------------------------------------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [__]

------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION                                  Delaware

------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES           7         SOLE VOTING POWER                         270,400
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                           ---------------------------------------------------------------------------------------
                           8         SHARED VOTING POWER                       1,833,366


                           --------------------------------------------------- -----------------------------------
                           9         SOLE DISPOSITIVE POWER                    270,400


                           ---------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER                  1,833,366


------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY

            EACH REPORTING PERSON                                                                      2,103,766

------------------------------------------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                  [__]

------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED

            BY AMOUNT IN ROW (11)                                                                          6.27%

------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       CO

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
CUSIP No. 367905106

------------------------------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS:         GFI Company

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                              (a) [__]

                              (b) [X]
                                   -
------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)  WC

------------------------------------------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [__]

------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION                                  Nevada

------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES           7         SOLE VOTING POWER                         1,833,366
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ---------------------------------------------------------------------------------------
                           8         SHARED VOTING POWER                       None


                           ---------------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER                    1,833,366


                           ---------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER                  None


------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY

            EACH REPORTING PERSON                                                                      1,833,366

-------------------------- --------- ----------------------------------------- -----------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                  [__]

-------------------------- --------- ----------------------------------------- -----------------------------------
13          PERCENT OF CLASS REPRESENTED

            BY AMOUNT IN ROW (11)                                                                          5.47%

-------------------------- --------- ----------------------------------------- -----------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       CO

-------------------------- --------- ----------------------------------------- -----------------------------------

                         Amendment No. 7 to Schedule 13D

This Amendment No. 7, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer"), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), The Oklahoma Publishing Company ("OPUBCO"), GFI Company ("GFI"), Edward L. Gaylord ("E.L. Gaylord") and Edward K. Gaylord II ("E.K. Gaylord II") (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, OPUBCO and GFI, as the "Individual Reporting Persons"). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, Amendment No. 5 filed on October 20, 2000 and Amendment No. 6 filed December 5, 2000.

        The Reporting Persons, hereby amend and supplement the Schedule 13D filed by the Reporting Persons on October 10, 1997 (the "Original Statement") in order to remove Edith Gaylord Harper as a joint filer of this Schedule 13D as a result of her death on January 28, 2001 and to delete references to her by amending Items 2 and 5 of the Original Statement.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and restated with respect to the list of executive officers and directors of OPUBCO, as follows:

                E. L. Gaylord - Chairman and Chief Executive Officer, Director

                E.K. Gaylord II - President, Director

                Christine Gaylord Everest - Vice President and Assistant
                                            Secretary, Director

                Mary Gaylord McClean - Director

                David C. Story - Chief Financial Officer, Secretary and
                                 Treasurer, Director

                Stephen Bartolin, Jr. - Director

                Martin C. Dickinson - Director

                Louise Gaylord Bennett - Director

                Steve Hurst - Vice President, Real Estate

        Item 2 is hereby amended and restated with respect to the list of Voting Trustees of The Oklahoma Publishing Company Voting Trust, as follows:

        There are five Voting Trustees:

                E. L. Gaylord
                E.K. Gaylord II
                Christine Gaylord Everest
                Martin C. Dickinson
                Mary Gaylord McClean

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        The following information is as of the close of business on June 29, 2001, based on the number of shares of Common Stock of the Issuer outstanding on April 30, 2001, according to the Issuer's Form 10-Q for the period ended March 31, 2001:

        E.L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 8,711,429 shares of Common Stock, constituting 25.98% of the outstanding shares. Of this aggregate number, E.L. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 6,445,705 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,265,724 shares. This figure does not include shares owned by E.L. Gaylord's children, Christine Gaylord Everest, E.K. Gaylord II, and Louise Gaylord Bennett, as to which E.L. Gaylord disclaims beneficial ownership. It does include 5,009,644 shares held by E.L. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust; 9,500 shares held by E.L. Gaylord as Trustee for the Thelma F. Gaylord Irrevocable Trust; 828,646 shares held by E.L. Gaylord as Trustee for the Mary
I. Gaylord Revocable Living Trust; 128,625 shares held by The Oklahoman Foundation, a charitable trust of which E.L. Gaylord is a co-Trustee with Christine Gaylord Everest and E.K. Gaylord II; 262,395 shares held by Gayno, Inc., a corporation controlled by E.L. Gaylord; 143,583 shares held by E.L. Gaylord as Trustee of the E.L. and Thelma Gaylord Foundation, a charitable trust; 33,333 shares held by The Mary Gaylord Foundation, a charitable foundation of which E.L. Gaylord is a co-Trustee with his daughter Mary Gaylord McClean; and 191,937 shares subject to unexercised options for Common Stock. It also includes 270,400 shares of Common Stock held by OPUBCO, a corporation of which E.L. Gaylord is Chairman and Chief Executive Officer with power shared with E.K. Gaylord II to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,833,366 shares held by GFI, a corporation of which E.L. Gaylord is a director with power shared with E.K. Gaylord II to vote and dispose of the shares as portfolio securities of GFI. E.L. Gaylord disclaims pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI, the Thelma F. Gaylord Irrevocable Trust, the Mary I. Gaylord Revocable Living Trust, The Oklahoma Foundation and The Mary Gaylord Foundation.

        E.K. Gaylord II has the power to vote or direct the vote of, or to dispose or direct the disposition of 2,819,101 shares of Common Stock, constituting 8.41% of the outstanding shares. Of this aggregate number, E.K. Gaylord II has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 586,710 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,232,391 shares. This figure does not include the shares owned by E.K. Gaylord's father, E.L. Gaylord, or his siblings, Christine Gaylord Everest, Louise Gaylord Bennett and Mary Gaylord McClean, as to which E.K. Gaylord II disclaims beneficial ownership. It does include 402,500 shares held by E.K. Gaylord II directly; 128,625 shares held by The Oklahoman Foundation, a charitable trust of which E.K. Gaylord II is a co-Trustee with Christine Gaylord Everest and E.L. Gaylord; and 184,210 shares subject to unexercised options for Common Stock. It also includes 270,400 shares of Common Stock held by OPUBCO, a corporation of which E.K. Gaylord II is President and a Director with power shared with E.L. Gaylord to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,833,366 shares held by GFI, a corporation of which E.K. Gaylord II is President with power shared with E.L. Gaylord to vote and dispose of the shares as portfolio securities of GFI. E.K. Gaylord II disclaims pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI and The Oklahoma Foundation.

        OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 6.27% of the outstanding shares. Of this aggregate number, OPUBCO has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 270,400 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,833,366 shares held by GFI, a corporation wholly owned by OPUBCO, as to which OPUBCO disclaims pecuniary interest as a beneficial owner.

        GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,833,366 shares of Common Stock, constituting 5.47% of the outstanding shares. These shares are held directly by GFI.

        The Voting Trust may be deemed to be the indirect beneficial owner of 2,103,766 shares of Common Stock, constituting 6.27% of the outstanding shares. This figure includes 270,400 shares that are held by OPUBCO, a corporation that is controlled by the Voting Trust, and 1,833,366 shares that are held by GFI, a corporation wholly owned by OPUBCO. The Voting Trust may be deemed to share power over the voting and disposition of these shares by reason of its control of OPUBCO. The Voting Trust disclaims pecuniary interest as a beneficial owner of the shares held by OPUBCO and GFI.

        The following information is provided with respect to the additional persons named in Item 2 as executive officers and directors of Reporting Persons that are corporations, to the best knowledge of the Reporting Persons:

        Christine Gaylord Everest has the power to vote or direct the vote of, or to dispose or direct the disposition of, 1,114,039 shares of Common Stock, constituting 3.32% of total shares outstanding. Of this aggregate number, Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 981,739 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 132,300 shares. This figure does not include shares owned by Ms. Everest's husband James H. Everest, her father E. L. Gaylord, or her siblings E.K. Gaylord II, Louise Gaylord Bennett and Mary Gaylord McClean, as to which Ms. Everest disclaims beneficial ownership. It does include 849,163 shares held by Ms. Everest directly; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable Trust of which Ms. Everest is a co-Trustee with E. L. Gaylord and E.K. Gaylord II; 3,675 shares beneficially owned by the Jean
        I. Everest Foundation, a charitable foundation of which Ms. Everest is a co-Trustee with James H. Everest; and 132,576 shares subject to unexercised options for Common Stock.

        Mary Gaylord McClean has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 33,333 shares held by the Mary Gaylord Foundation, a charitable foundation of which Ms. McClean is a co-Trustee with her father E.L. Gaylord. This figure does not include shares held by E.L. Gaylord as Trustee of the Mary I. Gaylord Revocable Living Trust of which Ms. McClean is a beneficiary.

        Martin C. Dickinson has the power to vote or direct the vote of, or to dispose or direct the disposition of, 1,248,596 shares of Common Stock, constituting 3.72% of total shares outstanding. Of this aggregate number, Mr. Dickinson has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 748,596 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares. This figure includes 500,000 shares held by Mr. Dickinson as co-Trustee of the Elizabeth M. Dickinson Trust; 600,000 shares owned by the Donald C. Dickinson and Elizabeth M. Dickinson Foundation, of which Mr. Dickinson is president and a director; 56,332 shares held as Trustee for the

        Martin C. Dickinson Revocable Trust; and 92,264 shares subject to unexercised options for Common Stock.

        David C. Story has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,715 shares of Common Stock. These shares are held directly by Mr. Story.

        Louise Gaylord Bennett has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 946,747 shares of Common Stock. These shares are held directly by Ms. Bennett.

        Stephen Bartolin Jr. has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 200 shares of Common Stock. . These shares are held directly by Mr. Bartolin Jr.

        None of the Reporting Persons or, to the best of their knowledge, the additional persons listed in Item 2 has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

        Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 3, 2001                 THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST
                                          Edward L. Gaylord, Voting Trustee, and
                                       EDWARD L. GAYLORD


                                       By:  /s/ Frederic T. Spindel
                                            ----------------------------
                                            Frederic T. Spindel,
                                            Authorized Representative
                                            of The Oklahoma Publishing
                                            Company Voting Trust, and
                                            Edward L. Gaylord



                                       EDWARD K. GAYLORD II

                                       By:  /s/ Edward K. Gaylord II
                                            -------------------------
                                            Edward K. Gaylord II


                                       THE OKLAHOMA PUBLISHING COMPANY

                                       By:  /s/ Edward K. Gaylord II
                                            -------------------------
                                            Edward K. Gaylord II
                                               President


                                       GFI COMPANY

                                       By:  /s/ Edward K. Gaylord II
                                            -------------------------
                                            Edward K. Gaylord II
                                            President